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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-4/A

                              AMENDMENT NO. 4

                             (FINAL AMENDMENT)
                         ISSUER TENDER OFFER STATEMENT
      PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         GLOBAL MOTORSPORT GROUP, INC.
                                (NAME OF ISSUER)

                         GLOBAL MOTORSPORT GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

   COMMON STOCK, PAR VALUE $0.001 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   378937106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              JAMES J. KELLY, JR.
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         GLOBAL MOTORSPORT GROUP, INC.
                             16100 JACQUELINE COURT
                         MORGAN HILL, CALIFORNIA 95037
                           TELEPHONE: (408) 778-0500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

          KENTON J. KING, ESQ.                   THOMAS D. MAGILL, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM        GIBSON, DUNN & CRUTCHER LLP
                  LLP                         4 PARK PLAZA JAMBOREE CENTER
  FOUR EMBARCADERO CENTER, SUITE 3800           IRVINE, CALIFORNIA 92614
    SAN FRANCISCO, CALIFORNIA 94111                  (949) 451-3800
             (415) 984-6400

                               ----------------

                                 July 13, 1998
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)


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

                                SCHEDULE 13E-4

                                 INTRODUCTION

  This Amendment No. 4 (Final Amendment) amends and supplements and constitutes the final amendment to, the Issuer Tender Offer Statement on
Schedule 13E-4 (the "Statement") filed on July 13, 1998 relating to the offer by Global Motorsport Group, Inc., a Delaware corporation (the "Company"), to purchase up to 4,820,000 outstanding shares ("Shares") of its common stock, par value $0.001 per Share (the "Common Stock"), including the associated rights to purchase shares of Common Stock issued pursuant to that certain Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company (the "Rights"), at $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 1998, as amended (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer").

  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13E-4.

ITEM 8. ADDITIONAL INFORMATION.

  Item 8(e) is hereby amended and supplemented by adding thereto the following:

    "The Offer expired at 5:00 p.m., New York City time, on Friday, September 25, 1998 (the "Expiration Time"), and will not be extended. No Shares were purchased and all Shares tendered and not properly withdrawn as of the Expiration Time will be returned by the Depositary.

    As of the Expiration Time, 4,067,747 Shares were validly tendered and not properly withdrawn.

    On September 28, 1998, the Company issued a press release announcing the termination of the Merger Agreement pursuant to that certain Termination and Release Agreement, dated as of September 25, 1998 (the "Termination Agreement"), by and among the Company, GMS Acquisition Corp. and Purchaser, and the expiration of the Offer. The full text of such press release and the Termination Agreement are filed herewith as Exhibits (a)(12) and
  (c)(5), respectively, and are incorporated herein by reference."

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Item 9 is hereby amended and supplemented by adding thereto the following
Exhibits:

    (a)(12) Press Release issued by the Company on September 28, 1998.

    (c)(5) Termination and Release Agreement, dated as of September 25, 1998, by and among the Company, Fremont Acquisition Company III, LLC and GMS Acquisition Corp.

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


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.*

 (a)(1)    Offer to Purchase, dated July 13, 1998, as amended.
 (a)(2)    Letter of Transmittal, dated July 13, 1998.
 (a)(3)    Letter to Clients, dated July 13, 1998, for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees.
 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated July 13, 1998.
 (a)(5)    Notice of Guaranteed Delivery, dated July 13, 1998.
 (a)(6)    Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
 (a)(7)    Press Release issued by the Company and Fremont Acquisition Company
           III, LLC on June 29, 1998.
 (a)(8)    Form of Summary Advertisement, as published in the Wall Street
           Journal on July 13, 1998.
 (a)(9)    Fairness Opinion of Cleary Gull Reiland & Devitt, Inc., dated June
           28, 1998 (attached as Annex A to the Offer to Purchase filed as
           Exhibit (a)(1) above).
 (a)(10)   Letter to Stockholders, dated July 13, 1998, from Joseph F. Keenan,
           Chairman of the Board of the Company.
 (a)(11)** Press Release issued by the Company on August 11, 1998.
 (a)(12)   Press Release issued by the Company on September 28, 1998.
 (b)(1)    Commitment letter, dated June 28, 1998, by Bank of America National
           Trust and Savings Association, Bankers Trust Company and BancAmerica
           Robertson Stephens to Fremont Acquisition Company III, LLC.
 (b)(2)    Letter, dated June 27, 1998, by BT Alex. Brown Incorporated and
           BancAmerica Robertson Stephens to Fremont Acquisition Company III,
           LLC.
 (c)(1)    Amended and Restated Agreement and Plan of Merger, dated as of June
           28, 1998, by and among the Company, Fremont Acquisition Company III,
           LLC, and GMS Acquisition Corp.
 (c)(2) Stockholder Agreement, dated as of June 28, 1998, by and among Fremont Acquisition Company III, LLC and each individual whose name appears on the signature pages thereto.
 (c)(3) Mutual Confidentiality Agreement, dated April 8, 1998, by and between the Company and Fremont Partners.
 (c)(4) Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company.
 (c)(5) Termination and Release Agreement, dated as of September 25, 1998, by and among the Company, Fremont Acquisition Company III, LLC and
           GMS Acquisition Corp.
 (d)       None.
 (e)       Not applicable.
 (f)       None.

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 *  Except for Exhibits (a)(11), (a)(12) and (c)(5), each of the exhibits was filed previously with the Statement as originally filed with the Securities and Exchange Commission on July 13, 1998.

 ** Filed with the Securities and Exchange Commission on August 12, 1998.


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

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 28, 1998

                                          GLOBAL MOTORSPORT GROUP, INC.

                                            /s/ Joseph F. Keenan
                                          By: _________________________________
                                            Joseph F. Keenan
                                            Chairman of the Board of Directors

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER*  DESCRIPTION                                                      PAGE
 --------  -----------                                                      ----
 (a)(1)    Offer to Purchase, dated July 13, 1998, as amended............
 (a)(2)    Letter of Transmittal, dated July 13, 1998....................
 (a)(3)    Letter to Clients, dated July 13, 1998, for use by Brokers,
           Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies
           and other Nominees, dated July 13, 1998.......................
 (a)(5)    Notice of Guaranteed Delivery, dated July 13, 1998............
 (a)(6)    Guidelines for Certification of Taxpayer Identification Number
           on Substitute Form W-9........................................
 (a)(7)    Press Release issued by the Company and Fremont Acquisition
           Company III, LLC on June 29, 1998.............................
 (a)(8)    Form of Summary Advertisement, as published in the Wall Street
           Journal on July 13, 1998......................................
 (a)(9)    Fairness Opinion of Cleary Gull Reiland & Devitt, Inc., dated
           June 28, 1998 (attached as Annex A to the Offer to Purchase filed as Exhibit (a)(1) above)................................
 (a)(10)   Letter to Stockholders, dated July 13, 1998, from Joseph F.
           Keenan, Chairman of the Board of the Company..................
 (a)(11)** Press Release issued by the Company on August 11, 1998........
 (a)(12)   Press Release issued by the Company on September 28, 1998.....
 (b)(1)    Commitment letter, dated June 28, 1998, by Bank of America
           National Trust and Savings Association, Bankers Trust Company
           and BancAmerica Robertson Stephens to Fremont Acquisition
           Company III, LLC..............................................
 (b)(2)    Letter, dated June 27, 1998, by BT Alex. Brown Incorporated and BancAmerica Robertson Stephens to Fremont Acquisition
           Company III, LLC..............................................
 (c)(1)    Amended and Restated Agreement and Plan of Merger, dated as of
           June 28, 1998, by and among the Company, Fremont Acquisition
           Company III, LLC, and GMS Acquisition Corp....................
 (c)(2)    Stockholder Agreement, dated as of June 28, 1998, by and among
           Fremont Acquisition Company III, LLC and each individual whose name appears on the signature pages thereto...................
 (c)(3)    Mutual Confidentiality Agreement, dated April 8, 1998, by and between the Company and Fremont Partners......................
 (c)(4)    Rights Agreement, dated as of November 13, 1996, by and
           between the Company and American Stock Transfer and Trust
           Company.......................................................
 (c)(5)    Termination and Release Agreement, dated as of September 25,
           1998, by and among the Company, Fremont Acquisition Company
           III, LLC and GMS Acquisition Corp. ...........................

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 *  Except for Exhibits (a)(11), (a)(12) and (c)(5), each of the exhibits was filed previously with the Statement as originally filed with the Securities and Exchange Commission on July 13, 1998.

 ** Filed with the Securities and Exchange Commission on August 12, 1998.

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